Commission File No.: 001-08944 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities and Exchange Act of 1934

Subject Company: United States Steel Corporation Commission File No.: 001-16811
This filing relates to the proposal made by Cleveland-Cliffs Inc. (“Cliffs”) to the board of directors of United States Steel Corporation (“U.S. Steel”) to acquire all of the outstanding shares of U.S. Steel.
The following are communications between Cliffs and U.S. Steel that were posted on Cliffs’ website on August 22, 2023.

CLIFFS

CLEVELAND-CLIFFS INC.
200 Public Square, Suite 3300, Cleveland, OH 44114
P 216.694.5700 clevelandcliffs.com

David S. Sutherland, Chairman of the Board
David B. Burritt, President & Chief Executive Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

RE: **Path Forward**

August 15, 2023

Gentlemen:

I am writing to you on behalf of Cleveland-Cliffs Inc. ("Cliffs") to suggest a path forward after your rejection of our proposal dated July 28, 2023 and as clarified on August 11, 2023 (the "Proposal") to acquire United States Steel Corporation (the "Company" or "U.S. Steel").

On Monday it was great to see both companies' stocks respond so well the public disclosure of our Proposal. Furthermore, several key constituents reached out to us to express their enthusiasm and support for the combination and I suspect you received similar feedback.

Given the overwhelmingly positive response we received to our Proposal and publicly-stated economic terms, as well as our continued conviction that this is a compelling transaction for both companies' shareholders, I would like to propose a path forward and suggest the following items for your consideration:

1. We immediately finalize a mutual NDA and standstill agreement that (as we had last proposed) continues through to September 22nd, with an ability to be extended through to October 13th if both companies are continuing to work in good faith towards a potential transaction signing. We will need, however, appropriate language that allows me to talk to the USW about this transaction while still maintaining the confidential information of U.S. Steel.

2. We enable our financial advisors to facilitate a mutual sharing of our companies' business and financial plans, with an eye towards a reciprocal management presentation on August 23rd or 24th.

3. We allow our respective regulatory counsel to agree on an information-sharing protocol and activate that process immediately. Related to this point, please note that we have retained an economist, Ramsey Shehadeh, who we are more than happy to make available to you and your counsel, should that be helpful.

4. In parallel, we allow our respective legal counsel to work through legal diligence and definitive transaction documentation, all with an eye towards presenting the final transaction terms to our respective Boards on September 18th or 19th.

5. Then, provided our respective Boards approve the transaction, we would finalize any remaining outstanding items in time to sign and announce a transaction before market opens on September 21st.

In addition to your consideration of the items in the list above, I would request the opportunity to personally meet with your Board to discuss the Proposal and my vision for a combined Cliffs/U.S. Steel company. Such a meeting would allow me to defend my thesis for how this deal benefits all parties involved, including, most importantly, our respective shareholders. I also would be happy to answer questions from your Board members in real time at the meeting.

I feel certain that such a meeting would go a long way to advance our discussions and uphold our respective obligations to our shareholders and other stakeholders. Please know that we continue to stand by the economic terms of our Proposal as previously communicated to you. We have conviction that we can demonstrate to you and your Board that we are the only counterparty able to deliver significant synergies and value upside to your shareholders, as well as deal certainty - most notably with the critical support we have from the USW, the substance of which has been re-iterated today in the press.

I respectfully request that you respond to me today or tomorrow regarding this proposed path forward and specifically about my offer to meet in person with your Board.

Sincerely,

Lourenco Goncalves
Chairman, President and Chief Executive Officer

cc: Duane D. Holloway, SVP, General Counsel, and Chief Ethics & Compliance Officer

Forward Looking Statements

This communication and the accompanying materials may contain statements that constitute "forward-looking statements" within the meaning of the federal securities laws. All statements other than historical facts, including, without limitation, statements regarding our current expectations, estimates and projections about our industry, our business or a transaction with U.S. Steel, are forward-looking statements. We caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the risk that a transaction with U.S. Steel may not be consummated; the risk that a transaction with U.S. Steel may be less accretive than expected, or may be dilutive, to Cliffs' earnings per share, which may negatively affect the market price of Cliffs common shares; the possibility that Cliffs and U.S. Steel will incur significant transaction and other costs in connection with a potential transaction, which may be in excess of those anticipated by Cliffs; the risk that the financing transactions to be undertaken in connection with a transaction have a negative impact on the combined company's credit profile or financial condition; the risk that Cliffs may fail to realize the benefits expected from a transaction; the risk that the combined company may be unable to achieve anticipated synergies or that it may take longer than expected to achieve those synergies; the risk that any announcements relating to, or the completion of, a transaction could have adverse effects on the market price of Cliffs common shares; and the risk related to any unforeseen liability and future capital expenditure of Cliffs related to a transaction.

For additional factors affecting the business of Cliffs, refer to Part I – Item 1A. Risk Factors of our Annual Report on Form 10-K for the year ended December 31, 2022, and other filings with the U.S. Securities and Exchange Commission (the "SEC").

Important Information for Investors and Shareholders

This communication relates to a proposal that Cliffs has made for an acquisition of U.S. Steel. In furtherance of this proposal and subject to future developments, Cliffs may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement or other document Cliffs may file with the SEC in connection with the proposed transaction.

Investors and security holders of Cliffs are urged to read the proxy statement(s), registration statement, tender offer statement and/or other documents filed with the SEC carefully in their entirety if and when they become available, as they will contain important information about the proposed transaction. Any definitive proxy statement(s) (if and when available) will be mailed to shareholders of Cliffs. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Cliffs through the website maintained by the SEC at http://www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filing that may be made with the SEC. Nonetheless, Cliffs and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Cliffs is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 14, 2023, and its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 3, 2023.

Any information concerning U.S. Steel contained in this communication has been taken from, or based upon, publicly available information. Although Cliffs does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, Cliffs does not take any responsibility for the accuracy or completeness of such information. To date, Cliffs has not had access to the books and records of U.S. Steel.

Goncalves, Lourenco

From: Burritt, David B <DBBurritt@uss.com>
Sent: Wednesday, August 16, 2023 4:36 PM
To: Goncalves, Lourenco
Cc: Holloway, Duane D
Subject: RE: [External]-CONFIDENTIAL

Follow Up Flag: Follow up
Flag Status: Flagged

Dear Lourenco,

Thank you for your letter.

We appreciate your willingness to enter into an NDA to facilitate participation in our process.

With respect to the items in your letter on diligence, documentation, timing and the offer to meet with our board, at this stage, together with our advisors, we are developing the process timeline and structure for you and other interested parties. It is important we undertake a fair and robust process that ensures we exercise our fiduciary duties to the benefit of our stockholders.

I will have our advisors connect with your advisors on next steps in due course.

Thank you again and look forward to working with you as part of our process.

Sincerely,

Dave

CLEVELAND-CLIFFS INC.
200 Public Square, Suite 3300, Cleveland, OH 44114
P 216.694.5700 clevelandcliffs.com

David B. Burritt, President & Chief Executive Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

RE: **Notice Under USW Agreement**

August 22, 2023

Dear Dave:

As you know, Cleveland-Cliffs Inc. ("Cliffs") is the assignee you refer to – without naming – in the letter you sent to your employees earlier today.

Specifically, your letter refers to the rights assigned to Cliffs by the United Steelworkers ("USW") under the Right to Bid provisions of Article 11 of the Basic Labor Agreement ("BLA") between the USW and United States Steel Corporation ("USS" or "Company").

The Right to Bid provision requires USS to promptly notify Cliffs – as the assignee – of any proposal received for "any possible transaction" to sell a controlling interest in the Company or any USW-represented facilities. In assigning its rights to Cliffs, the USW, at the same time, retained its right to also receive notice. Thus, USS must now promptly notify both the USW and Cliffs immediately after receiving a proposal from any third party.

USS has publicly indicated on multiple occasions, including in two press releases on August 13, 2023, that it had indeed received "multiple unsolicited proposals that ranged from the acquisition of certain production assets to consideration for the whole Company". It is interesting to note that, today, in your letter to the Company's employees publicly disclosed in a Form 8-K filing with the SEC, you referred to these other proposals as "inquiries" for the first time. Regardless, to date, neither the USW nor Cliffs has received any notice of such proposals or "inquiries".

This is a violation of the BLA and our assigned rights thereunder.

USS must immediately either (a) provide Cliffs and the USW with the required notice of all proposals that have already been received; or (b) if USS has not in fact received any proposals, correct its prior public statements and acknowledge that no such proposals have in fact been received.

Further, any future proposal that you receive involving USW-represented facilities and/or the whole Company must be promptly shared with Cliffs and the USW during your "Strategic Alternatives Process" in order for us to evaluate our contractual Right to Bid.

Sincerely,

Lourenco Goncalves
Chairman, President and Chief Executive Officer

cc: Duane D. Holloway, SVP, General Counsel, and Chief Ethics & Compliance Officer
Thomas M. Conway, International President, United Steelworkers

Forward Looking Statements

This communication and the accompanying materials may contain statements that constitute “forward-looking statements” within the meaning of the federal securities laws. All statements other than historical facts, including, without limitation, statements regarding our current expectations, estimates and projections about our industry, our business or a transaction with U.S. Steel, are forward-looking statements. We caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the risk that a transaction with U.S. Steel may not be consummated; the risk that a transaction with U.S. Steel may be less accretive than expected, or may be dilutive, to Cliffs’ earnings per share, which may negatively affect the market price of Cliffs common shares; the possibility that Cliffs and U.S. Steel will incur significant transaction and other costs in connection with a potential transaction, which may be in excess of those anticipated by Cliffs; the risk that the financing transactions to be undertaken in connection with a transaction have a negative impact on the combined company’s credit profile or financial condition; the risk that Cliffs may fail to realize the benefits expected from a transaction; the risk that the combined company may be unable to achieve anticipated synergies or that it may take longer than expected to achieve those synergies; the risk that any announcements relating to, or the completion of, a transaction could have adverse effects on the market price of Cliffs common shares; and the risk related to any unforeseen liability and future capital expenditure of Cliffs related to a transaction.

For additional factors affecting the business of Cliffs, refer to Part I – Item 1A. Risk Factors of our Annual Report on Form 10-K for the year ended December 31, 2022, and other filings with the U.S. Securities and Exchange Commission (the “SEC”).

Important Information for Investors and Shareholders

This communication relates to a proposal that Cliffs has made for an acquisition of U.S. Steel. In furtherance of this proposal and subject to future developments, Cliffs may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement or other document Cliffs may file with the SEC in connection with the proposed transaction.

Investors and security holders of Cliffs are urged to read the proxy statement(s), registration statement, tender offer statement and/or other documents filed with the SEC carefully in their entirety if and when they become available, as they will contain important information about the proposed transaction. Any definitive proxy statement(s) (if and when available) will be mailed to shareholders of Cliffs. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Cliffs through the website maintained by the SEC at http://www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filing that may be made with the SEC. Nonetheless, Cliffs and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Cliffs is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 14, 2023, and its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 3, 2023.

Any information concerning U.S. Steel contained in this communication has been taken from, or based upon, publicly available information. Although Cliffs does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, Cliffs does not take any responsibility for the accuracy or completeness of such information. To date, Cliffs has not had access to the books and records of U.S. Steel.